SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                         Page 2 of 8
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.6%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                         Page 3 of 8
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO, WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              119,138,502
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           119,138,502
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,138,502
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.6%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 067846 10 5                                               Page 4 of 8

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") is being filed by Barnes & Noble, Inc. ("B&N") and its wholly owned subsidiary, B&N.com Holding Corp. ("B&N.com Holding"), each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on November 1, 2002, as amended on November 15, 2002 by Amendment No. 1, as amended on April 7, 2003 by Amendment No. 2, as amended on August 1, 2003 by Amendment No. 3 ("Amendment No. 3"), as amended on September 15, 2003 by Amendment No. 4 and as amended on November 7, 2003 by Amendment No. 5 ("Amendment No. 5"), with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this Amendment No. 6 amends and supplements only information that has materially changed since the November 7, 2003 filing of Amendment No. 5. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

B&N expects to fund the consideration payable in the Merger (as hereinafter defined) reported in this Amendment No. 6 and described in Item 4 below from cash flow from operations and from its $500 million revolving credit facility, as amended and as the same may be amended or modified from time to time, with Fleet National Bank as administrative agent thereunder (the "Revolving Credit Facility"). References to and descriptions of the Revolving Credit Facility are qualified in their entirety by reference to the copy of the Revolving Credit Facility, which is included as Exhibit 9 to Amendment No. 3 and incorporated by reference herein, as amended by Amendment No. 1 to the Revolving Credit Facility, which is included as Exhibit 16 to this Amendment No. 6 and incorporated by reference herein, as amended by Amendment No. 2 to the Revolving Credit Facility, which is included as Exhibit 17 to this Amendment No. 6 and incorporated by reference herein, and as amended by Amendment No. 3 to the Revolving Credit Facility, which is attached as Exhibit 18 to this Amendment 6 and incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 8, 2004, B&N, B&N.com Holding, B&N.com Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of B&N Holding ("B&N Acquisition"), and the Issuer entered into an Agreement and Plan of Merger, dated as of January 8, 2004, a copy of which is included as Exhibit 14 to this Amendment No. 6 and is incorporated by reference herein

                                      13D
CUSIP No. 067846 10 5                                               Page 5 of 8

(the "Merger Agreement"). A copy of the January 8, 2004 press release of B&N with respect to the Merger Agreement is included as Exhibit 15 to this Amendment No. 6 (the "Press Release").

Pursuant to the Merger Agreement, B&N Acquisition would merge with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation, on the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each Share that is issued and outstanding immediately prior to the effective time of the Merger (other than dissenting Shares and Shares held by B&N Holding) will be converted into and become the right to receive $3.05 in cash for each such Share, without interest and, when so converted, will automatically be canceled and will cease to exist. Each Share and each share of Class B Common Stock, $0.001 par value per share ("Class B Common Stock"), and Class C Common Stock, $0.001 par value per share ("Class C Common Stock"), that is owned immediately prior to the effective time of the Merger by B&N Holding will be canceled and will cease to exist, no consideration will be delivered in respect of such shares, and B&N Holding will cease to have any rights with respect to any certificates representing any such shares.

The Merger Agreement provides that consummation of the Merger is subject to certain closing conditions set forth in the Merger Agreement. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Press Release.

Upon completion of the Merger, B&N will seek to cause the Shares to be delisted from trading on the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended.

Other than changes in the capitalization, corporate structure and/or governing documents resulting from the transaction, and other than the intention to cause the Board of Directors of the Issuer following consummation of the Merger to be comprised solely of the members of the Board of Directors of B&N Acquisition immediately prior to the effective time of the Merger, and as otherwise set forth herein, B&N has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. B&N expressly reserves the right to change its business plans, operations and management arrangements with respect to the Issuer based on future developments.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the Merger, Citigroup Global Markets, Inc. acted as a financial advisor to B&N pursuant to the letter agreement attached as Exhibit 19 to this Amendment No. 6 and incorporated by reference herein (the "Citigroup Engagement Letter"). References to and descriptions of the Citigroup Engagement Letter are qualified in their entirety by reference to the Citigroup Engagement Letter.

                                      13D
CUSIP No. 067846 10 5                                               Page 6 of 8

Under the Revolving Credit Facility and the Securities Collateral Pledge Agreement related thereto, a copy of which is included as Exhibit 11 to Amendment No. 3 and incorporated by reference herein (the "Pledge Agreement"), the banks party to the Revolving Credit Facility will be granted a security interest in the shares of the Issuer that B&N Holding will own following the Merger. References to and descriptions of the Pledge Agreement are qualified in their entirety by reference to the Pledge Agreement.

Except for the Merger Agreement, the Revolving Credit Facility, the Citigroup Engagement Letter, the Pledge Agreement and the materials filed as Exhibits to the Schedule 13D, to the best knowledge of the Reporting Persons there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 of the Schedule 13D, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

The matters set forth in Items 3 and 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented to include the following:

12.  Press Release issued by B&N on November 7, 2003 (previously filed as
     Exhibit 99.1 of Amendment No. 5 filed by B&N on November 7, 2003).

13. Letter to the Special Committee of the Board of Directors of the Issuer regarding the proposed merger (previously filed as Exhibit 99.2 of Amendment No. 5 filed by B&N on November 7, 2003).

14. Agreement and Plan of Merger, dated as of January 8, 2004, by and among B&N, B&N Holding, B&N Acquisition and the Issuer (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by B&N on January 8, 2004).

15. Press Release issued by B&N on January 8, 2004 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by B&N on January 8, 2004).

16. Amendment No. 1 to Revolving Credit Agreement, dated as of August 29, 2002, among B&N, Fleet National Bank, as Administrative Agent, and the Banks party thereto (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed by B&N on December 16, 2002).

                                      13D
CUSIP No. 067846 10 5                                               Page 7 of 8

17. Amendment No. 2 to Revolving Credit Agreement, dated as of May 30, 2002, among B&N, Fleet National Bank, as Administrative Agent, and the Banks party thereto (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed by B&N on September 12, 2003).

18. Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003, among B&N, Fleet National Bank, as Administrative Agent, and the Banks party thereto.

19. Letter Agreement between B&N and Citigroup Global Markets, Inc., dated October 31, 2003.


                                      13D
CUSIP No. 067846 10 5                                               Page 8 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004

                                        BARNES & NOBLE, INC.

                                        By: /s/ Joseph Lombardi
                                           -----------------------
                                           Joseph Lombardi
                                           Chief Financial Officer



                                        B&N.COM HOLDING CORP.

                                        By: /s/ Joseph Lombardi
                                           -----------------------
                                           Joseph Lombardi
                                           Chief Financial Officer

                                                                      Exhibit 18

                                AMENDMENT NO. 3
                          TO REVOLVING CREDIT AGREEMENT

     This Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003 (this "Amendment"), amends that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, and that certain Amendment No. 2 dated as of May 30, 2003 (as amended, the "Credit Agreement"), among Barnes & Noble, Inc., a Delaware corporation, (the "Borrower"), the lending institutions listed on Schedule 1 to the Credit Agreement (the "Banks"), Fleet National Bank, as administrative agent for itself and each other Bank (in such capacity, the "Administrative Agent"), ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent, and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities), as co-arrangers.

     WHEREAS, the Borrower has requested certain amendments to the Credit Agreement and the Bank parties hereto are willing to agree to such amendments.

     NOW, THEREFORE, in consideration of these premises, the promises, mutual covenants and agreements contained in this Amendment and fully intending to be legally bound hereby, the parties hereby agree as follows:

     1. Capitalized Terms. Terms used in this Amendment which are not defined herein, but which are defined in the Credit Agreement, shall have the same respective meanings herein as therein.

     2. Amendments to Credit Agreement.

     2.1 Amendment of Section 1.1. The definition of "Affiliated Subsidiaries" contained in Section 1.1 of the Loan Agreement is amended by adding the following proviso thereto (prior to the period at the end thereof):

          ", provided that any Subsidiary set forth in the preceding clause (i) or (ii) shall no longer be considered an Affiliated Subsidiary from and after the date upon which it becomes a wholly-owned Subsidiary of the Borrower".

     2.2 Amendment of Section 1.1. The definition of "Cumulative Excess Cash Flow" contained in Section 1.1 of the Credit Agreement is amended (i) by deleting the reference to "February 3, 2002" contained therein; and (ii) by inserting in place thereof the following: "November 2, 2003".

     2.3 Amendment of Section 1.1. The definition of "Qualified Investments" contained in Section 1.1 of the Credit Agreement is amended to read in its entirety as follows:

     "Qualified Investments. As applied to any member of the Borrower Affiliated Group, investments in (i) notes, bonds or other obligations of the United States of America or any agency thereof that as to principal and interest constitute direct obligations of or are guaranteed by the United States of America, (ii) certificates of deposit or other deposit instruments or accounts of banks or trust companies organized under the laws of the United States or any state thereof that have capital and surplus of at least $100,000,000, (iii) commercial paper that is rated not less than prime-one or A-1 or their equivalents by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or their successors, (iv) any repurchase agreement secured by any one or more of the foregoing, (v) Investments in wholly-owned Subsidiaries (other than any Affiliated Subsidiary); provided, however, that the aggregate amount of Investments in Foreign Subsidiaries may not at any time exceed 10% of the Borrower's Consolidated Tangible Net Worth determined as of the end of the most recently completed fiscal quarter of the Borrower, (vi) loans permitted by
     Section 6.13, (vii) from and after November 2, 2003, Investments described in clause (i) of the definition of Investments in B&N.com in an aggregate amount outstanding not to exceed $115,000,000, (viii) in addition to all of the foregoing, from and after November 2, 2003, Investments described in clause (i) of the definition of Investments in connection with Permitted Acquisitions; provided, however, that the aggregate consideration (including all cash and non-cash consideration and any assumption of Indebtedness, but excluding any Equity Securities of the Borrower) for such Investments, together with all such consideration paid in connection with Permitted Acquisitions not constituting Investments, shall not exceed, when made, the sum of $105,000,000 plus 50% of the Borrower's Cumulative Excess Cash Flow, and provided, further, that, with respect to Investments in B&N.com only, (a) Investments described in clause (i) of the definition of Investments shall first be applied to the basket referred to in clause
     (vii) above and, after such basket has been fully utilized, to the basket under this clause (viii), (b) Investments described in clause (ii) of the definition of Investments shall also be permitted to be made under this clause (viii) in B&N.com, and (c) the aggregate Investments made in B&N.com pursuant to this clause (viii) shall not exceed when made $100,000,000 (the "B&N.com Sub-Limit"), (ix) Investments in Affiliated Subsidiaries and Investments in other minority-owned Persons made prior to the date hereof and disclosed on Exhibit D hereto, and (x) Interest Rate Protection Agreements for an aggregate notional amount not to exceed $300,000,000 at any time outstanding. Notwithstanding the foregoing, (a) in the event that the Borrower makes Investments in B&N.com under clause (viii) of the foregoing provision and, subsequent to such Investments, B&N.com becomes a wholly-owned Subsidiary of the Borrower, the aggregate amount of all such Investments shall be deemed to be available again under such clause (viii) from the date upon which B&N.com became a wholly-owned Subsidiary (other than any amounts in excess of the Investments permitted under clause (vii) above made on or after November 2, 2003 which were used to acquire any capital stock of B&N.com except in connection with an offering of rights to all shareholders of B&N.com), and (b) prior to B&N.com becoming a wholly-owned Subsidiary of the Borrower, the Borrower may, without such Investments being double-counted, convert any Investment it has made in B&N.com under clause (viii) of the foregoing provision to an Investment made under clause (vii) thereof (subject to the limitations contained in such clause (vii)), and any such amount converted shall then no longer count against utilization of the B&N.com Sub-Limit."

     It is understood and agreed by the Borrower that, for purposes of determining the Borrower's compliance with Qualified Investments, the permitted baskets in effect prior to the Amendment Effective Date shall continue to govern such compliance for all periods ending on or prior to November 1, 2003.

     2.4 Amendment of Section 1.1. The definition of "Security Agreements" contained in Section 1.1 of the Loan Agreement is amended to read in its entirety as follows:

          "Security Agreements. (a) The Security Agreements dated as of the date hereof and executed and delivered by the Borrower and each Domestic Subsidiary who is a member of the Borrower Affiliated Group to the Administrative Agent, for the ratable benefit of the Banks and the Administrative Agent, and (b) any other Security Agreements dated after the date hereof and executed and delivered by a Domestic Subsidiary who is a member of the Borrower Affiliated Group to the Administrative Agent, for the ratable benefit of the Banks and the Administrative Agent."

     2.5 Amendment of Section 1.1. The definition of "Pledge Agreements" contained in Section 1.1 of the Loan Agreement is amended to read in its entirety as follows:

          "Pledge Agreements. (a) The Pledge Agreements dated as of the date hereof and executed and delivered by each of the Borrower and certain of its Subsidiaries to the Administrative Agent, for the ratable benefit of the Banks and the Administrative Agent, pursuant to which, without limitation, (i) all of the issued and outstanding capital stock of all Subsidiaries (or, in the case of Foreign Subsidiaries, 65%), other than Affiliated Subsidiaries, is pledged to the Administrative Agent, and (ii) all of the issued and outstanding capital stock of the Affiliated Subsidiaries and the capital stock or other equity of minority-owned Persons, in each case which is directly owned by the Borrower or any other member of the Borrower Affiliated Group, is pledged to the Administrative Agent, (b) all Pledge Agreements to be delivered by the Borrower from time to time in accordance with Section 5.2(d) and the definition of Permitted Acquisitions, and (c) any other Pledge Agreements dated after the date hereof and executed and delivered by any Domestic Subsidiary who is a member of the Borrower Affiliated Group to the Administrative Agent, for the ratable benefit of the Banks and the Administrative Agent."

     2.6 Amendment of Section 1.1. The definition of "Patent and Trademark Security Agreements" contained in Section 1.1 of the Loan Agreement is amended to read in its entirety as follows:

          "Patent and Trademark Security Agreements. (a) The Patent and Trademark Security Agreements dated as of the date hereof and executed and delivered by the Borrower and each Domestic Subsidiary who is a member of the Borrower Affiliated Group to the Administrative Agent for the ratable benefit of the Banks, and (b) any other Patent and Trademark Security Agreements dated after the date hereof and executed and delivered by a Domestic Subsidiary who is a member of the Borrower Affiliated Group to the Administrative Agent, for the ratable benefit of the Banks and the Administrative Agent."

     2.7 Amendment of Section 1.1. Clause (viii) of the definition of "Permitted Acquisition" contained in Section 1.1 of the Loan Agreement is amended to read in its entirety as follows:

          "(viii) the aggregate consideration (including all cash and non-cash consideration and any assumption of Indebtedness, but excluding any Equity Securities of the Borrower) for such acquisitions which do not constitute Investments, together with all Investments made pursuant to clause (viii) of the definition of Qualified Investments (but not any other provision of such definition), from and after November 2, 2003, shall not exceed, when made, the sum of $105,000,000 plus 50% of the Borrower's Cumulative Excess Cash Flow."

     It is understood and agreed by the Borrower that, for purposes of determining the Borrower's compliance with clause (viii) of the definition of Permitted Acquisition, the permitted basket in effect prior to the Amendment Effective Date shall continue to govern such compliance for all periods ending on or prior to November 1, 2003.

     2.8. Amendment of Section 6.9(b). Section 6.9(b) is hereby amended and restated in its entirety as follows:

     "(b) the Borrower may effect redemptions and repurchases of its stock and pay dividends to its stockholders, provided that, with respect to this clause (b), (x) no Default or Event of Default has occurred or is continuing, both before and after giving effect to any such distributions, dividends, redemptions, repurchases and payments, and (y) the cumulative aggregate amount of redemptions and repurchases made from and after November 2, 2003, shall not exceed, when made, an aggregate amount equal to the sum of $105,000,000 plus 15% of the Borrower's Cumulative Excess Cash Flow."

     It is understood and agreed by the Borrower that, for purposes of determining the Borrower's compliance with Section 6.9(b), the permitted basket in effect prior to the Amendment Effective Date shall continue to govern such compliance for all periods ending on or prior to November 1, 2003.

     3. Effectiveness. This Amendment shall become effective on the first date when the following conditions are met (the "Amendment Effective Date"):

     (a) the Administrative Agent shall have received counterparts hereof signed by the Required Banks, all of the Guarantors and the Borrower (or, in the case of any party as to which an executed counterpart shall not have been received, the Administrative Agent shall have received in form satisfactory to it a telecopy or other written confirmation from such party of execution of a counterpart hereof by such party);

     (b) the Administrative Agent shall have received stock certificates and stock transfer powers executed in blank for all B&N.com capital stock owned by the Borrower as of the Amendment Effective Date (except for stock certificates representing shares of Class A common stock of B&N.com), along with an updated Schedule 1 to the B&N.com Holding Corp. Securities Collateral Pledge Agreement;

     (c) the Administrative Agent shall have received payment of an amendment fee for each Bank which shall have executed and delivered a counterpart hereof as contemplated by clause (a), such amendment fee to be in an amount equal to 0.10% of such Bank's Commitment; and

     (d) each of the Administrative Agent and the Arranger shall have received payment of all other costs, fees and expenses (including, without limitation, reasonable legal fees and expenses for which invoices shall have been submitted to the Borrower) and other compensation payable to any of the foregoing on or prior to the Amendment Effective Date in connection with the Loan Documents.

     Promptly after the Amendment Effective Date occurs, the Administrative Agent shall notify the Borrower and the Banks thereof, and such notice shall be conclusive and binding on all parties hereto.

     4. Ratification; Miscellaneous. Except as amended hereby, all other provisions, terms and conditions of the Credit Agreement and the other Loan Documents are hereby ratified and confirmed and shall continue in full force and effect. Each of the representations and warranties made by the Borrower or any other member of the Borrower Affiliated Group in any of the Loan Documents was true and correct when made and is true and correct in all material respects on and as of the date hereof (except to the extent that such representations and warranties relate expressly to an earlier date), and no Default or Event of Default exists on the date hereof. This Amendment shall not be deemed a waiver of any defaults that may exist under any of the Loan Documents. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. This Amendment and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York without giving effect to the conflict of law principles thereof.

     IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 to Revolving Credit Agreement as of this 4th day of December, 2003.


                                       BARNES & NOBLE, INC., Borrower


                                       By: / s / John Weisenseel
                                           ------------------------------------
                                           Name:  John Weisenseel
                                           Title:  Vice President and Treasurer


                                       FLEET NATIONAL BANK,
                                       as a Bank and as Administrative Agent


                                       By: / s /  Alexis MacElhiney
                                           ------------------------------------
                                           Name:  Alexis MacElhiney
                                           Title:  Vice President


                                       ING CAPITAL LLC, as a Bank and as
                                       Documentation Agent


                                       By: / s /  William B. Redmond
                                           ------------------------------------
                                           Name:  William B. Redmond
                                           Title:  Managing Director


                                          (Signatures continued on next page)

                                       WACHOVIA BANK, NATIONAL ASSOCIATION,
                                       as a Bank and as Syndication Agent


                                       By: / s /  Denis Waltrich
                                           ------------------------------------
                                           Name:  Denis Waltrich
                                           Title:  Associate


                                      CITICORP USA, INC., as a Bank


                                       By: / s /  John Frezoulis
                                           ------------------------------------
                                           Name:  John Frezoulis
                                           Title:  Vice President


                                       SUNTRUST BANK, as a Bank


                                       By: / s /  Heidi M. Khambatta
                                           ------------------------------------
                                           Name:  Heidi M. Khambatta
                                           Title:  Vice President


                                       THE BANK OF NEW YORK, as a Bank


                                       By: / s /  Johna M. Fidanza
                                           ------------------------------------
                                           Name:  Johna M. Fidanza
                                           Title:  Vice President


                                       WELLS FARGO BANK NA, as a Bank


                                       By: / s /  Kathleen Rosof
                                           ------------------------------------
                                           Name:  Kathleen Rosof
                                           Title:  Vice President


                                       (Signatures continued on next page)

                                       JPMORGAN CHASE BANK, as a Bank


                                       By: / s /  Rebecca Vogel
                                           ------------------------------------
                                           Name:  Rebecca Vogel
                                           Title:  Vice President



                                       SOVEREIGN BANK, as a Bank


                                       By: / s /  Jesse Wong
                                           ------------------------------------
                                           Name:  Jesse Wong
                                           Title:  Vice President


                                       NATIONAL CITY BANK, as a Bank


                                       By: / s /  Thomas J. McDonnell
                                           ------------------------------------
                                           Name:  Thomas J. McDonnell
                                           Title:  Senior Vice President


                                       BANK OF AMERICA, N.A., as a Bank


                                       By: / s /  Temple H. Abney
                                           ------------------------------------
                                           Name:  Temple H. Abney
                                           Title:  Vice President


                                       (Signatures continued on next page)

                                       COMERICA BANK, as a Bank


                                       By: / s /  Joel S. Gordon
                                           ------------------------------------
                                           Name:  Joel S. Gordon
                                           Title:  Assistant Vice President


                                       FIFTH THIRD BANK, as a Bank


                                       By: / s /  Ann Pierson
                                           ------------------------------------
                                           Name:  Ann Pierson
                                           Title:  Assistant Vice President


                                       MELLON BANK, N.A. , as a Bank


                                       By: / s /  Mark F. Johnston
                                           ------------------------------------
                                           Name:  Mark F. Johnston
                                           Title:  First Vice President


                                       U.S. BANK NATIONAL ASSOCIATION, as a Bank


                                       By: / s /  Gregory L. Dryden
                                           ------------------------------------
                                           Name:  Gregory L. Dryden
                                           Title:  Vice President


                                       MANUFACTURERS AND TRADERS TRUST
                                       COMPANY, as a Bank


                                       By: / s /  Timothy S. Avendt
                                           ------------------------------------
                                           Name:  Timothy S. Avendt
                                           Title:  Vice President


                                       (Signatures continued on next page)

                                       FIRST HAWAIIAN BANK, as a Bank


                                       By: / s /  Charles L. Jenkins
                                           ------------------------------------
                                           Name:  Charles L. Jenkins
                                           Title:  Vice President, Manager


                                       HIBERNIA NATIONAL BANK, as a Bank


                                       By: / s /  Michael R. Geissler
                                           ------------------------------------
                                           Name:  Michael R. Geissler
                                           Title:  Vice President

                                      (Signatures continued on next page)

Acknowledged and Agreed:



BARNES & NOBLE BOOKSELLERS, INC., Guarantor



By:  / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized

B. DALTON BOOKSELLER, INC., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized


DOUBLEDAY BOOK SHOPS, INC., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized


B&N.COM HOLDING CORP., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized


CCI HOLDINGS, INC., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized

                       (Signatures continued on next page)

STERLING PUBLISHING CO., INC., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized




ALTAMONT PRESS, INC., Guarantor



By: / s /  John Weisenseel
    -----------------------------------
    Name:  John Weisenseel
    Title:  Vice President and Treasurer
    Hereunto Duly Authorized

                                                                      Exhibit 19

October 31, 2003

Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Attention: Leonard Riggio, Chairman of the Board

Ladies and Gentlemen:

     We are pleased that Barnes & Noble, Inc. (the "Company") has chosen to engage Citigroup Global Markets Inc. ("Citigroup") as its exclusive financial adviser in connection with a possible Transaction involving barnesandnoble.com inc. (the "Target"). We look forward to working with you on this engagement, and have set forth below the agreed upon terms of our engagement.

     Scope of Engagement. As we have discussed, in the course of our engagement as your exclusive financial adviser, we will perform such financial advisory and investment banking services for the Company in connection with the proposed Transaction as are customary and appropriate in transactions of this type and as you reasonably request. For purposes of this agreement, "Transaction" means, whether in one or a series of transactions, the acquisition, directly or indirectly, by the Company of the publicly-traded common stock of the Target.

     Fees and Expenses. For our services hereunder, the Company will pay to Citigroup a cash fee equal to $1,000,000, payable promptly upon consummation of a Transaction.

     Regardless of whether any Transaction is proposed or consummated, the Company will promptly reimburse Citigroup, from time to time upon request, for all reasonable travel and other expenses incurred in performing our services hereunder.

     Use of Information. The Company recognizes and confirms that Citigroup in acting pursuant to this engagement will be using publicly available information and information in reports and other materials provided by others, including, without limitation, information provided by or on behalf of the Company, and that Citigroup does not assume responsibility for and may rely, without independent verification, on the accuracy and completeness of any such information. The Company agrees to furnish or cause to be furnished to Citigroup all necessary or appropriate information for use in its engagement and hereby warrants that any information relating to the Company or the Transaction that is furnished to Citigroup by or on behalf of the Company will be true and correct in all material respects and not misleading. The Company agrees that any information or advice rendered by Citigroup or any of our representatives in connection with this engagement is for the confidential use of the Company and its advisors only in their evaluation of a Transaction and, except as required by law (with prior consultation with Citigroup to the extent practicable), the Company will not, and will not permit any third party (other than its advisors) to, use it for any other purpose or disclose or otherwise refer to such advice or information in any manner without our prior written consent.

Barnes & Noble, Inc.
October 31, 2003
Page 2

     Certain Acknowledgments. The Company acknowledges that Citigroup has been retained hereunder solely as an adviser to the Company, and not as an adviser to or agent of any other person, and that the Company's engagement of Citigroup is as an independent contractor and not in any other capacity including as a fiduciary. Citigroup may, to the extent it deems appropriate, render the services hereunder through one or more of its affiliates. Neither this engagement, nor the delivery of any advice in connection with this engagement, is intended to confer rights upon any persons not a party hereto (including security holders, employees or creditors of the Company) as against Citigroup or our affiliates or their respective directors, officers, agents and employees. Citigroup may, at our own expense and with the prior written consent of the Company, place announcements or advertisements in financial newspapers, journals and marketing materials describing our services hereunder.

The Company acknowledges that it is not relying on the advice of Citigroup for tax, legal or accounting matters, it is seeking and will rely on the advice of its own professionals and advisors for such matters and it will make an independent analysis and decision regarding any Transaction based upon such advice. Notwithstanding anything herein to the contrary, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of any Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

The Company should be aware that Citigroup and/or its affiliates may be providing or may in the future provide financial or other services to other parties with conflicting interests. However, consistent with our long-standing policy to hold in confidence the affairs of our customers, we will not use confidential information obtained from the Company except in connection with our services to, and our relationship with, the Company, nor will we use on the Company's behalf any confidential information obtained from any other customer.

     Indemnity. The Company agrees to indemnify Citigroup as provided in Annex A hereto, the terms of which are incorporated into this agreement in their entirety.

     Termination of Engagement. Citigroup's engagement will commence on the date hereof and will continue until the earlier of the consummation of a Transaction and 12 months after the date hereof, unless extended by mutual written consent or earlier terminated as provided below. Either the Company or Citigroup may terminate this agreement at any time, with or without cause, by giving written notice to the other party; provided, however, that no such expiration or termination will affect the matters set out in this section or under the captions "Use of Information," "Certain Acknowledgments," "Indemnity" and "Miscellaneous." It is expressly agreed that following the expiration or termination of this agreement, Citigroup will continue to be entitled to receive fees as described above that have accrued prior to such expiration or termination but are unpaid, as well as reimbursement for expenses as contemplated above. It is also expressly agreed that, if a Transaction is consummated within 12 months after the date of expiration or termination of this agreement or if a definitive agreement that results in a Transaction is entered into during the term of this agreement or within such period, Citigroup shall be entitled to its full fees as described above.

Barnes & Noble, Inc.
October 31, 2003
Page 3

     Miscellaneous. This agreement is governed by the laws of the State of New York, without regard to conflicts of law principles, and will be binding upon and inure to the benefit of the Company and Citigroup and their respective successors and assigns. The Company and Citigroup agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of either party with respect to any matter whatsoever relating to or arising out of any actual or proposed transaction or the engagement of or performance by Citigroup hereunder. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     We are delighted to accept this engagement and look forward to working with you on this matter. Please confirm that the foregoing is in accordance with your understanding of our agreement by signing and returning to us a copy of this letter.


                                         Very truly yours,

                                         CITIGROUP GLOBAL MARKETS INC.


                                         By: /s/ Michael Eck
                                             --------------------------------
                                             Michael Eck
                                             Managing Director
                                             Head of Global Consumer



Accepted and agreed to as of
the date set forth above:

BARNES & NOBLE, INC.


By: /s/ Leonard Riggio
    --------------------------------
    Leonard Riggio
    Chairman of the Board

Barnes & Noble, Inc.
October 31, 2003
Page 4

                                     Annex A


In connection with the engagement of Citigroup to assist the Company as described in the attached engagement letter, including modifications or future additions to such engagement and related activities prior to the date of the engagement letter (the "engagement"), the Company agrees that it will indemnify and hold harmless Citigroup and its affiliates and their respective directors, officers, agents and employees and each other person controlling Citigroup or any of its affiliates (each, an "indemnified party"), to the full extent lawful, from and against any losses, expenses, claims or proceedings (collectively, "losses") (i) related to or arising out of (A) the contents of oral or written information provided by the Company, its employees or its other agents, which information either the Company or Citigroup provides to any actual or potential buyers, sellers, investors or offerees, or (B) any other action or failure to act by the Company, its employees or its other agents or by Citigroup or any indemnified party in accordance with and at the Company's request or with the Company's consent, or (ii) otherwise related to or arising out of the engagement or any transaction or conduct in connection therewith, except that this clause
(ii) shall not apply with respect to any losses that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such indemnified party. The Company further agrees that no indemnified party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its affiliates, creditors or security holders for or in connection with the engagement or any actual or proposed transactions or other conduct in connection therewith except for losses incurred by the Company that are finally judicially determined to have resulted primarily from the gross negligence or willful misconduct of such indemnified party.

In the event that the foregoing indemnity is unavailable to any indemnified party for any reason (other than pursuant to the exception contained in the first paragraph hereof), the Company agrees to contribute to any losses related to or arising out of the engagement or any transaction or conduct in connection therewith as follows. For losses referred to in clause (i) of the preceding paragraph, Citigroup and the Company shall contribute in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by Citigroup, on the one hand, and by the Company and its security holders, on the other hand, from the actual or proposed transaction arising in connection with the engagement. For any other losses, and for losses referred to in clause (i) of the preceding paragraph if the allocation provided by the immediately preceding sentence is unavailable for any reason, Citigroup and the Company shall contribute in such proportion as is appropriate to reflect not only the relative benefits as set forth above, but also the relative fault of Citigroup and the Company in connection with the statements, omissions or other conduct that resulted in such losses, as well as any other relevant equitable considerations. Benefits received (or anticipated to be received) by the Company and its security holders shall be deemed to be equal to the aggregate cash consideration and value of securities or any other property payable, issuable, exchangeable or transferable in such transaction or proposed transaction, and benefits received by Citigroup shall be deemed to be equal to the compensation paid by the Company to Citigroup in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents), on the one hand, or by Citigroup, on the other hand. Citigroup and the Company agree that it would not be just and

Barnes & Noble, Inc.
October 31, 2003
Page 5

equitable if contribution were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding anything to the contrary above (other than pursuant to the exception contained in the first paragraph hereof), in no event shall Citigroup be responsible under this paragraph for any amounts in excess of the amount of the compensation actually paid by the Company to Citigroup in connection with the engagement (exclusive of amounts paid for reimbursement of expenses or paid under this Annex).

The Company agrees that it will not, without prior written consent of Citigroup, settle any pending or threatened claim or proceeding related to or arising out of the engagement or any actual or proposed transactions or other conduct in connection therewith (whether or not Citigroup or any indemnified party is a party to such claim or proceeding) unless such settlement includes a provision unconditionally releasing Citigroup and each other indemnified party from all liability in respect of claims by any releasing party related to or arising out of the engagement or any transactions or conduct in connection therewith. The Company will not be liable under this Annex for any amount paid by Citigroup to settle any claims or actions if the settlement is entered into without the consent of the Company, not to be unreasonably withheld. The Company will also promptly reimburse each indemnified party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred by such indemnified party in connection with investigating, preparing for, defending, or providing evidence in, any pending or threatened claim or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Citigroup or any indemnified party is a party to such claim or proceeding) or in enforcing this Annex.

The foregoing provisions are in addition to any rights the Company or Citigroup may have at common law or otherwise and shall be binding on and inure to the benefit of any successors, assigns, and personal representatives of the Company and each indemnified party. Solely for purposes of enforcing the provisions of this Annex, the Company hereby consents to personal jurisdiction, service of process and venue in any court in which any claim or proceeding that is subject to this Annex is brought against Citigroup. The provisions of this Annex shall remain in full force and effect notwithstanding the completion or termination of the engagement.